SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

71 Robinson Road

#04-03

Singapore (068895)

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F ☒ Form 40-F ☐

Explanatory Note

Melco Resorts & Entertainment Limited (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 on March 22, 2024 (the “Annual Report”).

This Amendment (“Amendment”) to the Report of Foreign Private Issuer on Form 6-K originally furnished to the Commission on March 1, 2024 (the “Original Form 6-K”) is being furnished solely to adjust certain items contained in Exhibit 99.1 to the Original Form 6-K in relation to the unaudited financial results for the fourth quarter and full year ended December 31, 2023 as described herein.

Subsequent to furnishing the Original Form 6-K, the Company concluded its assessment of the realizability of its net deferred tax assets in light of its cumulative consolidated net losses over the past three years. Deferred tax assets, net, as of December 31, 2023 was recorded as US$49.3 million in the Original Form 6-K and in the Annual Report is reduced to nil. As a result of such determination and consistent with the Company’s Annual Report, the impacted items on the balance sheet and statement of operations as of and for the three months and year ended December 31, 2023 as set forth in the Original Form 6-K are adjusted as reflected below.

This Amendment makes no other changes to the Original Form 6-K, does not reflect subsequent events occurring after the initial furnishing of the Original Form 6-K (i.e., those events occurring after December 31, 2023), and should be read in conjunction with the Company’s reports on Form 6-K furnished, and our other filings made, with the SEC.

Fourth Quarter 2023 Results

Net loss attributable to the Company for the fourth quarter of 2023 was US$205.9 million, or US$0.47 per ADS, compared with US$251.9 million, or US$0.57 per ADS, in the fourth quarter of 2022.

Full Year Results

Net loss attributable to the Company for 2023 was US$326.9 million, or US$0.75 per ADS, compared with US$930.5 million, or US$2.01 per ADS, for 2022.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands)

December 31, 2023
Deferred tax assets, net	$-
Total assets	$8,335,072
Accumulated losses	$(4,056,872)
Total Melco Resorts & Entertainment Limited shareholders’ deficit	$(1,287,280)
Total deficit	$(840,050)
Total liabilities and deficit	$8,335,072

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands, except per share data and per ADS data)

	Three Months Ended December 31, 2023	Year Ended December 31, 2023
Income tax expense	$(14,717)	$(13,422)
Net loss	$(226,730)	$(415,330)
Net loss attributable to Melco Resorts & Entertainment Limited	$(205,888)	$(326,920)
Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.157)	$(0.249)

Diluted	$(0.157)	$(0.249)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.471)	$(0.746)

Diluted	$(0.471)	$(0.746)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: March 22, 2024

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